Filed Pursuant to Rule 424(b)(3)

Registration No. 333-205684

RW HOLDINGS NNN REIT, INC.

SUPPLEMENT NO. 5 DATED SEPTEMBER 19, 2019

TO

PROSPECTUS DATED APRIL 26, 2019

This prospectus supplement (this “Supplement”) amends and supplements our prospectus, dated April 26, 2019 (as supplemented, the “Prospectus”), as supplemented by Supplement No. 1 dated May 16, 2019, Supplement No. 2 dated May 23, 2019, Supplement No. 3 dated June 21, 2019 and Supplement No. 4 dated August 13, 2019. This Supplement should be read in conjunction with the Prospectus. This Supplement is not complete without and may not be delivered or used except in conjunction with, the Prospectus, including any amendments or supplements to it. This Supplement is qualified by reference to the Prospectus except to the extent that the information provided by this Supplement supersedes information contained in the Prospectus.

Unless the context suggests otherwise, capitalized terms used in this Supplement shall have the same meanings as in the Prospectus. In addition, as used herein, references in this Supplement to the “Company,” “we,” “us” and “our” refer to RW Holdings NNN REIT, Inc.

The purposes of this Supplement are as follows:

A.	To provide an update regarding the status of our best efforts initial public offering (the “Offering”) of up to 100,000,000 shares of our Class C common stock (the “Class C Common Stock”), consisting of up to 90,000,000 shares in our primary offering and up to 10,000,000 shares pursuant to our distribution reinvestment plan;
B.	To disclose the temporary suspension of the primary offering portion of the Offering and the temporary suspension of our distribution reinvestment plan for Class C Common Stock and our share repurchase program for Class C Common Stock;
C.	To disclose our entry into an Agreement and Plan of Merger with Rich Uncles Real Estate Investment Trust I (“REIT I”) and our entry into a Contribution Agreement with our sponsor, BrixInvest, LLC (“BrixInvest”); and
D.	To disclose a pending settlement of an investigation commenced by the Securities and Exchange Commission (the “SEC”) in 2017 related to, among other things, the advertising and sale of securities in the Offering and compliance with broker-dealer regulations.

PROSPECTUS UPDATES

A.       Status of the Offering

Through August 31, 2019, the Company had sold 17,584,906 shares of Class C Common Stock in the Offering, for aggregate gross offering proceeds of $176,619,991, which included 1,394,958 shares of Class C Common Stock sold under its distribution reinvestment plan for gross proceeds of $14,057,384.

B.       Temporary Suspension of Primary Offering, Distribution Reinvestment Plan and Share Repurchase Program

In connection with the Merger and the Self-Management Transaction (each as defined and described below), on September 18, 2019, the board of directors of the Company approved the temporary suspension of the primary offering portion of its Offering (the “Primary Offering”), effective as of the close of business on September 18, 2019. The Company’s automatic investment program was also temporarily suspended effective as of the close of business on September 18, 2019. The Primary Offering and the automatic investment program will remain suspended until such time, if any, as the Company’s board of directors, in its discretion, may approve resuming the Primary Offering, at which time stockholders enrolled in the automatic investment program will again automatically purchase shares pursuant to such program unless otherwise determined by the Company’s board of directors.

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The Company’s policy will be to accept subscription agreements only if a prospective investor has submitted all required and executed subscription documentation on or before the close of business on September 18, 2019.

The board of directors of the Company has also approved the temporary suspension of its distribution reinvestment plan for Class C Common Stock offered and sold in the Offering (the “DRP”) and the Company’s share repurchase program for Class C Common Stock (the “SRP”). Redemption requests submitted prior to October 19, 2019 will be honored in accordance with the terms of the SRP, and the SRP will be officially suspended as of the close of business on October 19, 2019. Pursuant to the suspension of the DRP, beginning September 19, 2019, all future distributions shall be paid to the Company’s stockholders in cash. The DRP and the SRP will remain suspended until such time, if any, as the Company’s board of directors, in its discretion, may approve the reinstatement of the DRP and the SRP.

C.       Agreement and Plan of Merger and Self-Management Transaction

On September 19, 2019, the Company, Rich Uncles NNN REIT Operating Partnership, LP (“NNN REIT OP”), REIT I and Katana Merger Sub, LP, a wholly-owned subsidiary of the Company (“Merger Sub”), entered into an Agreement and Plan of Merger (the “Merger Agreement”).

In addition, on September 19, 2019, the Company, NNN REIT OP, BrixInvest, the Company’s sponsor and the parent company of the Company’s advisor, and Daisho OP Holdings, LLC, a wholly-owned subsidiary of BrixInvest (“Daisho”), entered into a Contribution Agreement (the “Contribution Agreement”) whereby the Company will acquire substantially all of the assets of BrixInvest, as further described in Self-Management Transaction below.

Agreement and Plan of Merger

Subject to the terms and conditions of the Merger Agreement, REIT I will merge with and into Merger Sub, with Merger Sub surviving as a direct, wholly-owned subsidiary of the Company (the “Merger”). At such time, the separate existence of REIT I shall cease. The Merger is subject to certain closing conditions, including the approval of the Merger by both the Company’s stockholders and REIT I’s shareholders, as discussed below. The Merger is expected to close as soon as practicable following the Company’s stockholders meeting, which currently is expected to be held in December 2019, and the satisfaction of the closing conditions.

The combined company following the Merger (the “Combined Company”) will retain the name “RW Holdings NNN REIT, Inc.” The Merger is intended to qualify as a “reorganization” under, and within the meaning of, Section 368(a) of the Internal Revenue Code of 1986, as amended.

Subject to the terms and conditions of the Merger Agreement, at the effective time of the Merger, each REIT I common share (the “REIT I Common Shares”) issued and outstanding immediately prior to the effective time of the Merger (other than REIT I Common Shares owned by the Company or any wholly-owned subsidiary of the Company) will be automatically canceled and retired, and converted into the right to receive one share of Class C Common Stock, with any fractional REIT I Common Shares converted into a corresponding number of fractional shares of Class C Common Stock.

The Company will file with the SEC a registration statement on Form S-4 (the “Form S-4”) in connection with its issuance of shares of Class C Common Stock as consideration in the Merger. The Form S-4 will include a prospectus of the Company and a proxy statement of each of the Company and REIT I relating to their respective meetings of stockholders or shareholders to be held to vote on the Merger and the Merger Agreement, as well as other matters (the “Joint Proxy Statement and Prospectus”).

The Merger Agreement contains customary covenants, including covenants prohibiting the Company, its subsidiaries and representatives, and REIT I and its subsidiaries and representatives from soliciting, providing information or entering into discussions concerning proposals relating to alternative business combination transactions, subject to certain limited exceptions. The Merger Agreement also provides that prior to the approval of the Merger by the companies’ respective shareholders, the board of directors of the Company or the board of trust managers of REIT I may in certain circumstances make an Adverse Recommendation Change (as such term is defined in the Merger Agreement), subject to complying with certain conditions set forth in the Merger Agreement.

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The board of directors of the Company immediately prior to the effective time of the Merger will continue to serve as the board of directors of the Combined Company until the next annual meeting of the stockholders of the Combined Company (and until their successors are duly elected and qualify).

The Merger Agreement may be terminated under certain circumstances, including, but not limited to, by either the Company or REIT I (in each case, with the prior approval of their respective board’s special committee) if the Merger has not been consummated on or before 11:59 p.m. Pacific time on March 31, 2020, if a final and non-appealable order is entered permanently restraining or otherwise prohibiting the Merger, if the approval of the Merger by the stockholders of the Company or the shareholders of REIT I (each, a “Stockholder Approval”) has not been obtained or upon a material uncured breach by the other party that would cause the closing conditions in the Merger Agreement not to be satisfied. In addition, REIT I may terminate the Merger Agreement upon written notice to the Company (i) if REIT I has properly accepted a “Superior Proposal” (as defined in the Merger Agreement) at any time prior to receipt by REIT I of the Stockholder Approval pursuant to the terms of the Merger Agreement, (ii) upon an Adverse Recommendation Change by the Company, (iii) upon the Company’s board of directors approving, adopting or publicly endorsing a Competing Proposal (as such term is defined in the Merger Agreement), (iv) upon the failure of the Company’s board of directors to recommend against acceptance of any tender offer for shares of the Company’s common stock that constitutes a Competing Proposal, or (v) upon the Company’s material violation of certain provisions of the Merger Agreement that has not been or cannot be cured.

The Company may terminate the Merger Agreement upon written notice to REIT I (i) if the Company has properly accepted a Superior Proposal at any time prior to receipt by the Company of the Stockholder Approval pursuant to the terms of the Merger Agreement, (ii) upon an Adverse Recommendation Change by REIT I, (iii) upon REIT I’s board of trust managers approving, adopting or publicly endorsing a Competing Proposal, (iv) upon the failure of REIT I’s board of trust managers to recommend against acceptance of any tender offer for REIT I Common Shares that constitutes a Competing Proposal, (v) upon the failure of REIT I’s board of trust managers to include its recommendation in favor of the Merger in the Joint Proxy Statement and Prospectus to be distributed to REIT I’s shareholders or (vi) upon REIT I’s material violation of certain provisions of the Merger Agreement that has not been or cannot be cured.

If the Merger Agreement is terminated in connection with REIT I’s acceptance of a Superior Proposal, approval of a Competing Proposal or making an Adverse Recommendation Change prior to receipt by REIT I of the Stockholder Approval, then REIT I must pay to the Company a termination payment of $2,540,000. If the Merger Agreement is terminated in connection with the Company’s acceptance of a Superior Proposal, approval of a Competing Proposal or making an Adverse Recommendation Change prior to receipt by the Company of the Stockholder Approval, then the Company must pay to REIT I a termination payment of $2,540,000.

The Merger Agreement contains certain representations and warranties made by the parties thereto. The representations and warranties of the parties contained in the Merger Agreement are subject to certain important qualifications and limitations set forth in confidential disclosure letters delivered by each of the Company and REIT I. Moreover, the representations and warranties are subject to a contractual standard of materiality that may be different from what may be viewed as material to stockholders.

The obligation of each party to consummate the Merger is subject to a number of conditions, including receipt by each party of the Stockholder Approval, receipt of regulatory approvals, delivery of certain documents and consents, the truth and correctness of the representations and warranties of the parties, subject to the materiality standards contained in the Merger Agreement, the SEC declaring the Form S-4 effective under the Securities Act of 1933, as amended (the “Securities Act”), and the absence of a material adverse effect with respect to either the Company or REIT I. Therefore, no assurance can be given that the closing of the Merger will occur.

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Self-Management Transaction

The Contribution Agreement provides for a series of transactions, agreements, and amendments to the Company’s existing agreements and arrangements whereby the Company will acquire substantially all of the assets of BrixInvest in exchange for 657,949.5 units of Class M limited partnership interest (the “Class M OP Units”) in NNN REIT OP (the “Self-Management Transaction”). Prior to the closing of the Self-Management Transaction, (i) substantially all of BrixInvest’s assets and liabilities will be contributed to Daisho’s wholly-owned subsidiary, modiv, LLC (“modiv”), and (ii) BrixInvest will spin off Daisho to the BrixInvest members (the “Spin Off”). Pursuant to the Self-Management Transaction, Daisho will contribute to NNN REIT OP all of the membership interests in modiv in exchange for the Class M OP Units. As a result of these transactions and the Self-Management Transaction, BrixInvest, through its subsidiary, Daisho, will transfer all of its operating assets, including but not limited to (a) all personal property used in or necessary for the conduct of BrixInvest’s business, (b) all intellectual property, goodwill, licenses and sublicenses granted and obtained with respect thereto and certain domain names, (c) all continuing employees, and (d) certain other assets and liabilities, to modiv, and will distribute 100% of the ownership interests in Daisho to the members of BrixInvest in the Spin Off. BrixInvest is currently engaged in the business of serving as the sponsor platform supporting the operations of the Company, REIT I and BRIX REIT, Inc., including serving, directly or indirectly, as the advisor and property manager to the Company, REIT I and BRIX REIT, Inc. The Company is the sole general partner of NNN REIT OP. Therefore, upon the consummation of the Self-Management Transaction, the Company will become self-managed, and if the Merger is consummated, the Combined Company would become self-managed.

The terms of the Class M OP Units to be issued in the Self-Management Transaction will be set forth in a Second Amended and Restated Limited Partnership Agreement, which will become effective upon the closing of the Self-Management Transaction (the “Amended OP Agreement”).

The Class M OP Units will be non-voting, non-dividend accruing, and will not be able to be transferred or exchanged prior to the one-year anniversary of completing the Self-Management Transaction. Following the one-year anniversary of completing the Self-Management Transaction, the Class M OP Units will be convertible into units of Class C limited partnership interest in NNN REIT OP (“Class C OP Units”) at a conversion ratio of 5 Class C OP Units for each 1 Class M OP Unit, subject to a reduction in the conversion ratio (which reduction varies depending upon the amount of time held) if the exchange occurs prior to the four-year anniversary of completing the Self-Management Transaction. Under the Amended OP Agreement, the Class C OP Units will continue to be exchangeable for cash or the Company’s shares of Class C Common Stock on a 1 for 1 basis, as determined by the Company.

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The Class M OP Units will be eligible for an increase in the conversion ratio if the Company achieves each of the targets for assets under management (“AUM”) and adjusted funds from operations (“AFFO”) in the years set forth below:

	Hurdles
	AUM ($ in billions)	AFFO Per Share ($)	Class M Conversion Ratio
Initial Conversion Ratio			1:5.00
Fiscal Year 2021	$0.860	$0.59	1:5.75
Fiscal Year 2022	$1.175	$0.65	1:7.50
Fiscal Year 2023	$1.551	$0.70	1:9.00

At the closing of the Self-Management Transaction, the Company, NNN REIT OP, and Daisho intend to enter into a registration rights agreement, pursuant to which Daisho (or any successor holder) will have the right, after one year from the date of the Self-Management Transaction, to request the Company to register for resale under the Securities Act shares of its Class C Common Stock issued or issuable to such holder in exchange for the Class C OP Units as described above.

The Contribution Agreement contains customary representations, warranties, covenants and agreements of the Company, NNN REIT OP, BrixInvest and Daisho. The closing of the Self-Management Transaction is subject to the satisfaction or waiver of various closing conditions, and therefore no assurance can be given that closing of the Self-Management Transaction will occur.

D.        Settlement of SEC Investigation

Since 2017, the SEC has been conducting an investigation related to, among other things, the advertising and sale of securities in connection with the Offering and compliance with broker-dealer regulations. In connection with the investigation, the Company and certain associates have received and responded to subpoenas from the SEC, including requests for various documents related to the Company, the Company’s sponsor, and the Offering. The Company has cooperated and intends to continue to cooperate with the SEC in this matter.

Recently, the Company’s sponsor proposed a settlement of the investigation to the staff of the enforcement division of the SEC (the “Staff”) related to alleged violations by the Company’s sponsor of the registration requirements under Section 5(b)(1) of the Securities Act and the broker-dealer registration requirements under Section 15(a) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). The Staff intends to recommend the settlement to the SEC, but the terms of any settlement are subject to final approval by the SEC. Although the Company is not a party to the proposed settlement and the Company understands that the Staff does not to intend to recommend any action against the Company, the proposed settlement terms, if approved by the SEC, would result in the securities the Company issues in any offering, including the Offering, being distributed only through a registered broker-dealer. The Company and its sponsor will disclose the terms of the proposed settlement if and when the SEC approves the settlement. The Company can provide no assurances regarding the timing of approval of the settlement by the SEC or whether the SEC will approve the settlement on the terms recommended by the Staff or at all.

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Forward-Looking Statements

This Supplement contains statements that constitute “forward-looking statements,” as such term is defined in Section 27A of the Securities Act and Section 21E of the Exchange Act, and such statements are intended to be covered by the safe harbor provided by the same. These statements are based on management’s current expectations and beliefs and are subject to a number of trends and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements; the Company can give no assurance that its expectations will be attained. Factors that could cause actual results to differ materially from the Company’s expectations include, but are not limited to, the risk that the Merger will not be consummated within the expected time period or at all; the occurrence of any event, change or other circumstances that could give rise to the termination of the Merger Agreement; the inability of the Company or REIT I to obtain the Stockholder Approval or the failure to satisfy the other conditions to completion of the Merger; the Company’s inability to consummate the Self-Management Transaction; risks related to disruption of management’s attention from the ongoing business operations due to the Merger and/or the Self-Management Transaction; the possibility that the SEC will not approve the settlement of the SEC investigation on the terms recommended by the Staff or at all; availability of suitable investment opportunities; changes in interest rates; the availability and terms of financing; general economic conditions; market conditions; legislative and regulatory changes that could adversely affect the business of the Company or REIT I; and other factors, including those set forth in the Risk Factors section of the Company’s most recent Annual Report on Form 10-K for the year ended December 31, 2018, as updated by the Company’s subsequent Quarterly Reports on Form 10-Q for the periods ended March 31, 2019 and June 30, 2019 filed with the SEC, and other reports filed by the Company with the SEC, copies of which are available on the SEC’s website, www.sec.gov. The Company undertakes no obligation to update these statements for revisions or changes after the date of this release, except as required by law.

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